Exhibit 11
GLASSMASTER COMPANY
COMPUTATION OF EARNINGS PER SHARE
For the two years ended August 31
(Thousands except for per share figures)

	2005	2004
Primary:
Income (Loss) from Continuing Operations	$101	($9)
Income (Loss) from Discontinued Operations	0	0

Net Income (Loss)	101	($9)

Basic:
Average Shares Outstanding	1,758	1,643
Per Share Amounts:
Continuing Operations	$.06	($.01)
Discontinued Operations	0	0

Net Loss	$.06	($.01)

Diluted:
Average Shares Outstanding	1,758	1,643
Net effect of dilutive stock options under the treasury stock method using the average market price	0	0

Total	1,758	1,643

Per Share Amounts:
Continuing Operations	$.06	($.01)
Discontinued Operations	0	0

Net Loss	$.06	($.01)

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